UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 4)*

ARMATA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

04216R 102

(CUSIP Number)

Pavel Raifeld
Chief Executive Officer
Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA
877-202-1097

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the U.S. Securities and Exchange Commission (the “SEC”) by Innoviva, Inc. (“Innoviva”) on February 14, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on March 31, 2020 by Innoviva, as further amended and supplemented by Amendment No. 2 filed with the SEC on January 26, 2021 by Innoviva and Innoviva Strategic Opportunities LLC, a wholly-owned subsidiary of Innoviva (“Innoviva Sub”), as further amended and supplemented by Amendment No. 3 filed with the SEC on March 17, 2021 by Innoviva and Innoviva Sub (the “Schedule 13D”), with respect to shares of common stock, $0.01 par value per share (“Common Stock”) of Armata Pharmaceuticals, Inc., a Washington corporation (the “Issuer”) and warrants to acquire additional shares of Common Stock of the Issuer (“Warrants”).

Except as specifically amended and supplemented by this Amendment No. 4, the Schedule 13D (as amended) remains in full force and effect.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13 D is supplemented as follows:

Effective as of April 1, 2021, Mr. Jules Haimovitz (a current director of Innoviva, Inc.) was appointed by the Reporting Persons to the board of directors of the Issuer pursuant  to the Investor Rights Agreement. Following the appointment of Mr. Haimovitz, the Reporting Persons’ designees pursuant to the Investor Rights Agreement shall consist of Dr. Odysseas Kostas and Mr. Haimovitz.  Dr. Sarah Schlesinger will remain on the board of directors of the Issuer, but will not be one of the Reporting Persons’ designees pursuant to the Investor Rights Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2021

INNOVIVA, INC.

By:    /s/ Pavel Raifeld
                Name: Pavel Raifeld
                Title: Chief Executive Officer

INNOVIVA STRATEGIC OPPORTUNITIES LLC
 BY INNOVIVA, INC (IT MANAGING MEMBER)

By:    /s/ Pavel Raifeld
                Name: Pavel Raifeld
                    Title: Chief Executive Officer